UNITES STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number - 0001316645

American CareSource Holdings, Inc., American Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

5429 Lyndon B. Johnson Freeway, Suite 700, Dallas, Texas 75240
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $.01 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities fromlisting and/or withdraw registration on the Exchange.

☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirementsof 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing andregistration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, American CareSource Holdings, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

American CareSource Holdings, Inc.

By:	/s/ David S. Boone
Name: David S. Boone
Title: Chief Executive Officer

Date: September 26, 2008